Delisting Determination, The Nasdaq Stock Market, LLC, May 2, 2023, Intelligent Medicine Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A common stock, warrant, and unit of Intelligent Medicine Acquisition Corp., effective at the opening of the trading session on May 12, 2023.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(f) and 5450(b)(2)(B).
The Company was notified of the Staff determination on March 30, 2023. On April 6, 2023, the Company exercised its right to appeal the Staff determination to a Hearings Panel (Panel) pursuant to Rule 5815. On April 25, 2023, the Company informed the Panel that it was formally withdrawing its appeal. The Company securities were suspended on April 27, 2023. The Staff determination to delist the Company securities became final on April 27, 2023.